Exhibit 3.1

Amendment to the Amended and Restated By-laws
of Petros Pharmaceuticals, Inc.

Pursuant to Article Fifth of the of the Amended and Restated Certificate of Incorporation of Petros Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Article XIII of the Amended and Restated By-laws of the Company (as amended heretofore, the “By-laws”) of the Corporation, and Section 109 of the General Corporation Law of the State of Delaware, on the date hereof, the By-laws of the Company are hereby amended as follows:

The Article III, Section 7 is hereby deleted in its entirety and replaced with the following By-law:

“Quorum. The holders of one-third in number of the total outstanding stock issued and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation. Where a separate vote by class or series is required, a one-third of voting power of the issued and outstanding shares of such class or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by statute or by the Certificate of Incorporation.”

IN WITNESS WHEREOF, this amendment to the By-laws of the Company is executed on August 15, 2023.

By:	/s/ Fady Boctor
Name:	Fady Boctor
Title:	President and Chief Commercial Officer